FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 29, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                 Form 40-F __

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes  __                      No  X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes  __                      No  X

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes __                       No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 5


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Smith & Nephew plc
                                       (Registrant)


Date: June 29, 2004                    By:  /s/ Paul Chambers
                                            -----------------
                                            Paul Chambers
                                            Company Secretary


                                      2


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                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                   PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

See below

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See below

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary



7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class


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11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

23 June 2004

18. Period during which or date on which exercisable

23 June 2004 - 23 June 2011

19. Total amount paid (if any) for grant of the option

(GBP)1

20. Description of shares or debentures involved: class, number

Ordinary shares of 12 2/9 p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

See below

23. Any additional information

Smith & Nephew plc has been notified today that the following directors of the Company have been granted nil cost options over ordinary shares of 12 2/9p each by the Trustees of the Smith & Nephew Employees' Share Trust: (Mourant & Co Trustees Ltd):

         Sir Christopher O'Donnell           8,000
         P. Hooley                          23,391

The options have been granted as a result of an award of loyalty shares on 23 June 2004 pursuant to the rules of the Smith & Nephew Long Term Incentive Plan. The period of exercise for these options will commence immediately and end on 23 June 2011.

Sir Christopher O'Donnell now has options over 422,193 ordinary shares and P. Hooley options over 660,703 ordinary shares.

The Trust continues to hold a total of 1,580,434 ordinary shares representing 0.17% of the share capital of the Company.

24. Name of contact and telephone number for queries

Clare Carpenter  020 7960 2316

25. Name and signature of authorised company official responsible for making this notification

Kate Cummins  020 7960 2251

Date of Notification

25 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.